Report of Independent Auditors
Board of Directors and Stockholder
Lernoult Investment Fund, Inc.

We have audited the accompanying statement of assets and liabilities, including the portfolio of investments, of Lernoult Investment Fund, Inc. as of December 31, 1998, and the related statement of operations, the statement of changes in net assets, and the financial highlights for the period
March 24, 1998 (commencement of operations) to December 31, 1998. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included verification of investments owned as of December 31, 1998, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Lernoult Investment Fund, Inc., at December 31, 1998, the results of its operations, changes in its net assets, and its financial highlights for the period March 24, 1998 (commencement of operations) to December 31, 1998, in conformity with generally accepted accounting principles.


February 12, 1999
                         Lernoult Investment Fund, Inc.

                      Statement of Assets and Liabilities

                               December 31, 1998

Assets
  Investments, at fair value (cost $573,490,527)                 642,493,996
  Dividends receivable                                               801,708
  Interest receivable                                                 20,008
Total assets                                                     643,315,712

Liabilities
  Accrued expenses                                                   101,417
  Notes payable (Note 5)                                             472,500
  Accrued interest payable                                            13,913
Total liabilities                                                    587,830
Net assets                                                       642,727,882

Net assets are represented by:
  Common stock at par value, $.01 per share, 199,997,500 shares
     authorized, 32,172,007.45 shares issued and outstanding         321,720
  Additional paid-in capital                                     573,402,693
  Net unrealized appreciation of investments                      69,003,469
  Net assets                                                     642,727,882

Net asset value per common shares outstanding                          19.98

See accompanying notes.
                          Lernoult Investment Fund, Inc.

                             Statement of Operations

       For the period from March 24, 1998 (commencement of operations) to
                                December 31, 1998


Investment income:
      Dividend income                                              7,747,985
      Interest income                                                 48,965
Total investment income                                            7,796,950

Expenses:
   Administration fee (Note 2)                                       246,201
   Investment management fee (Note 2)                                 44,574
   Broker dealer fee on AMPS                                         440,465
   Rating agencies fees                                               75,000
   Legal fees                                                         49,522
   Auction agent fee                                                  13,250
   Independent accountants                                            24,271
   Interest expense                                                   36,882
   Insurance                                                           6,112
   Directors fees and expenses                                         8,954
   Other expenses                                                        437
Total expenses                                                       945,668
Net investment income                                              6,851,282

Net realized and unrealized gains on
  investments:
   Net realized gain on investments                                  551,655
   Net unrealized appreciation of
       investments                                                 69,003,469

Net increase in net assets resulting from
      operations                                            $      76,406,406



See accompanying notes.
                          Lernoult Investment Fund, Inc.

                       Statement of Changes in Net Assets

       For the period from March 24, 1998 (commencement of operations) to
                                December 31, 1998

From operations:
   Net investment income                                           6,851,282
   Net realized gain on investments                                  551,655
   Net change in unrealized appreciation
        of investments                                            69,003,469
Increase in net assets resulting from operations                  76,406,406

Dividends from net investment income:
   Auction market preferred stock                                 (6,851,282)

Dividends from net realized gains:
   Auction market preferred stock                                   (547,316)
   Common stock                                                       (4,339)
                                                                    (551,655)

Decrease in net assets resulting from
    distributions to stockholders                                 (7,402,937)

Increase (decrease) from capital transactions:
   Issuance of auction market preferred stock                    250,000,000
   Issuance of common stock                                          321,720
   Additional paid-in capital                                    573,402,693
   Redemption of auction market preferred
        stock                                                   (250,000,000)
   Capital contribution from common
        stockholders                                             252,004,339
                                                                 573,724,413
Total increase in net assets                                     642,727,882

Net assets:
   Beginning of period                                                    -
   End of period                                                 642,727,882

See accompanying notes.


                          Lernoult Investment Fund, Inc.

                          Notes to Financial Statements

                                December 31, 1998


1. Organization and Significant Accounting Policies

On January 7, 1999 the Board of Directors approved a Plan of Liquidation and Dissolution for the Funds. Management is in the process of liquidating and winding-up the Fund.

The Lernoult Investment Fund, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on March 24, 1998.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

On the date of commencement, the Fund issued $250 million of Auction Market Preferred Stock ("AMPS") and received securities with an aggregate fair value of $571,720,074 from a collective trust fund for employee benefit plans in exchange for 32,192,007.45 shares of common stock and $250,000,000 in cash.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq National Market) are valued at the last reported sales price on the primary exchange on which the securities are traded. Temporary investments are valued at amortized cost which approximates fair value.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.


1. Organization and Significant Accounting Policies (continued)

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to stockholders. Therefore, no provision for Federal income tax is required.

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net realized capital gains, if any, are generally distributed annually.

The character of income and gains distributed is determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized capital gains, if any, are considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2. Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the period from March 24, 1998 (commencement of operations) to December 31, 1998, dividend and capital gain distributions to the common stockholder amounted to $4,339.

2. Related Party Transactions (continued)

Comerica Bank serves as both custodian and administrator for the Fund and receives a fee based on a percentage of net assets outstanding at the end of the fiscal year. The annual fee as a percentage of net assets at December 31, 1998 was 0.06%. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The administration and management fees are calculated, accrued and paid on a monthly basis.

3. Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the year ended December 31, 1998 were $188,924 and $5,775,706, respectively.

As of December 31, 1998, the net unrealized appreciation of $69,003,469 is comprised of aggregate gross unrealized appreciation and depreciation of investments of $99,144,349 and $30,140,880, respectively.

4. Auction Market Preferred Stock ("AMPS")

During 1998, the Fund issued and redeemed 750 shares of Series A, 750 shares of Series B and 1000 shares of Series C AMPS.

Each series of AMPS was redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. Dividends were cumulative from the date of original issue and were paid every 49 days at a rate set through Dutch Auction. The Fund was subject to certain asset coverage tests, and the AMPS were subject to mandatory redemption if the tests were not met.

In addition, the AMPS were subject to mandatory redemption if the Fund ceased to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceased to be the broker dealer. The liquidation value under mandatory redemption of the AMPS was $100,000 per share plus accumulated and unpaid dividends.

5. Notes Payable

As of December 31, 1998, the Fund had $472,500 of principal notes outstanding to investors. The notes are due on March 24, 2023 and bear interest at a floating rate. As of December 31, 1998, the Fund was paying interest at 10.00% per annum.

6. Year 2000 (Unaudited)

Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the advisor/administrator and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The advisor/administrator is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to computer systems that it uses and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Fund.


                         Lernoult Investment Fund, Inc.

                              Financial Highlights

                 For the period from March 24, 1998 (commencement
                       of operation) to December 31, 1998


For a share of common stock outstanding
     throughout the period:
 Net asset value, beginning of period                              $10.00
 Net investment income                                                0.21
 Net realized and unrealized gains
   on investments                                                     2.16
Total from investment operations                                      2.37
Capital contribution                                                  7.83
Less distributions from net investment income:
   Common stock equivalent of dividends
          paid to AMPS holders                                      (0.21)
Less distributions from net realized gains:
 Common stock equivalent of distributions
          paid to AMPS holders                                      (0.01)

 Distribution to common stockholder                                    -
Total distributions                                                 (0.22)
Net asset value, end of period                                     $19.98

Total investment return                                             23.70%(1)

Ratios/supplemental data:
    Net assets at end of period (000s)                             642,728
    Average net assets (000s)                                      576,679
    Ratio of expenses to average net assets
       applicable to common stock (3)                                0.16%(2)

    Ratio of net investment income to average net
       assets applicable to common stock (3)                         1.18%(2)

    Portfolio turnover                                               0.03%

    Asset coverage per AMPS share, end of period                        -
    AMPS shares outstanding                                             -
    Asset coverage for notes payable, end of period                136027%
    Notes payable, end of period                                   472,500

 (1)Total investment return for the period, not annualized.
 (2)Annualized.
 (3)Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders.

See accompanying notes.

                                     LERNOULT INVESTMENT FUND, INC.

                                        Portfolio of Investments

                                            December 31, 1998


    No. of
    Shares                                             Market Value

COMMON STOCK

   BUILDING AND CONSTRUCTION                        1.69%

                   BUILDING MATERIALS

       8,800  GEORGIA PACIFIC CORP                            515,350.00
     138,200  HOME DEPOT                                    8,456,112.50

      31,200  MASCO CORP                                      897,000.00

                   INDUSTRIAL CHEMICALS

      16,800  PPG INDUS INC                                   978,600.00

                   TOTAL BUILDING AND CONSTRUCTION        $10,847,062.50


   CHEMICALS AND DRUGS                             15.82%

                   CHEMICALS

      21,400  DOW CHEMICAL CO                               1,946,062.50
     107,000  DUPONT DENEMOURS & CO                         5,677,687.50

       7,400  EASTMAN CHEMICAL                                331,150.00

                   DRUGS

     144,600  ABBOT LABS                                    7,085,400.00
       8,100  ALZA CORP CL A                                  423,225.00
     122,800  AMERICAN HOME PRODUCTS                        6,915,175.00

      94,000  BRISTOL MYERS SQUIBB CO                      12,578,375.00
     104,900  LILLY ELI & CO                                9,322,987.50
     113,300  MERCK & CO., INC                             16,732,993.75

     122,200  PFIZER INC                                   15,328,462.50
      48,000  PHARMACIA & UPJOHN INC                        2,718,000.00
     138,400  SCHERING PLOUGH                               7,646,600.00

      77,100  WARNER-LAMBERT                                5,796,956.25

                   COSMETICS

      25,000  AVON PRODUCTS INC                             1,106,250.00
      10,300  INTL FLAVORS & FRAGRANCES                       455,131.25

                   HEALTH PRODUCTS/CARE

      26,500  BAXTER INTL INC.                              1,704,281.25
     105,800  GILLETTE CO                                   5,111,462.50

      28,900  TENET HEALTHCARE CORP                           758,625.00

                         TOTAL CHEMICALS AND DRUGS       $101,638,825.00


   CONSUMER PRODUCTS                               12.82%

                   CONFECTIONS AND BEVERAGES

      46,300  ANHEUSER-BUSCH COS                            3,038,437.50
     233,800  COCA COLA CO                                 15,635,375.00

     143,400  PEPSICO INC                                   5,870,437.50

                   PACKAGED FOOD

      43,100  CAMPBELL SOUP CO                              2,370,500.00

      44,900  CONAGRA                                       1,414,350.00
      34,500  HEINZ H J CO                                  1,953,562.50

      38,800  KELLOGG CO                                    1,324,050.00
     229,200  PHILLIP MORRIS CO INC                        12,262,200.00
      13,100  QUAKER OATS CO                                  779,450.00

      89,400  SARA LEE CORP                                 2,519,962.50
       4,310  VLASIC FOODS INTL                               102,631.88

                   PAPER

      28,600  INTERNATIONAL PAPER CO                        1,281,637.50
      52,500  KIMBERLY CLARK CORP                           2,861,250.00

      18,900  WEYERHAEUSER CO                                 960,356.25

                   PRINTING AND PUBLISHING

      26,800  GANNETT CO., INC                              1,728,600.00
       9,400  MCGRAW-HILL COMPANIES INC                       957,625.00
     103,800  TIME WARNER INC                               6,442,087.50


                   OTHER CONSUMER PRODUCTS
      28,000  COLGATE PALMOLIVE CO                          2,600,500.00

      38,600  MINNESOTA MNG & MFR                           2,745,425.00
     126,900  PROCTER & GAMBLE CO                          11,587,556.25
      17,400  UST INC                                         606,825.00


                   PHOTOGRAPHY
      30,700  EASTMAN KODAK CO.                             2,210,400.00


                   APPAREL
      27,500  NIKE INC CL B                                 1,115,468.75


                           TOTAL CONSUMER PRODUCTS        $82,368,688.13


   DURABLE GOODS                                   22.17%

                   AEROSPACE-AIRCRAFT

      94,500  BOEING CO                                     3,083,062.50
      18,400  LOCKHEED MARTIN CORP                          1,559,400.00
      15,500  TEXTRON INC                                   1,177,031.25

      22,000  UNITED TECHNOLOGIES CORP                      2,392,500.00

                   AGRICULTURAL MACHINERY

      35,200  CATERPILLAR INC                               1,619,200.00
      23,600  DEERE & CO                                      781,750.00

                   AUTOMOBILE AND PARTS

      23,320  DAIMLERCHRYSLER AG                            2,240,177.50
     113,400  FORD MTR CO                                   6,655,162.50

      65,000  GENERAL MTRS CORP                             4,651,562.50
      16,900  GENUINE PARTS CO                                565,093.75
      16,100  TENNECO INC                                     548,406.25

      11,600  TRW INC                                         651,775.00

                   ELECTRICAL

      20,800  AMP INC                                       1,082,900.00
      41,900  EMERSON ELEC CO                               2,534,950.00
      12,000  HONEYWELL INC                                   903,750.00


                   ELECTRONICS
       7,300  EATON CORP                                      516,018.75

     309,300  GENERAL ELECTRIC CO                          31,567,931.25

      15,000  GENERAL MILLS INC                             1,166,250.00
     154,600  INTEL CORP                                   18,329,762.50

      56,400  MOTOROLA INC                                  3,443,925.00

                   INDUSTRIAL MACHINERY

      11,400  COOPER INDUS INC                                543,637.50

                   OFFICE EQUIPMENT AND SUPPLIES

      91,900  IBM COMMON                                   16,978,525.00
      27,400  PITNEY BOWES INC                              1,810,112.50
      30,800  XEROX CORP.                                   3,634,400.00


                   RUBBER
      14,800  GOODYEAR TIRE & RUBBER                          746,475.00


                   OTHER DURABLE GOODS
      53,300  ALLIED-SIGNAL INC                             2,361,856.25

      21,800  CORNING INCORPORATED                            981,000.00

                   COMPUTERS AND SOFTWARE

      28,300  AUTOMATIC DATA PROC                           2,269,306.25
     143,100  COMPAQ COMPUTER CORP                          6,001,256.25
      98,300  HEWLETT PACKARD CO                            6,715,118.75

      20,200  UNISYS CORP                                     695,637.50

                   TELECOMMUNICATIONS

     123,000  LUCENT TECHNOLOGIES INC                      13,530,000.00
      31,200  SPRINT CORP PCS GROUP                           721,500.00


                               TOTAL DURABLE GOODS       $142,459,433.75

   FINANCIAL                                       17.99%


                   BANKS
      71,200  BANK NEW YORK INC                             2,865,800.00

      27,400  BANKBOSTON CORPORATION                        1,066,887.50
       9,300  BANKERS TR NY CORP                              794,568.75
      79,600  CHASE MANHATTAN CORP NEW                      5,417,775.00

      79,994  FIRST UNION CORP                              4,864,635.13
      51,600  FLEET FINANCIAL GROUP INC                     2,305,875.00
      19,910  HUNTINGTON BANCSHARES INC                       598,544.38

      41,500  KEYCORP                                       1,328,000.00
      71,100  MBNA CORP                                     1,773,056.25
      24,100  MELLON BANK CORP                              1,656,875.00

      16,800  MORGAN J P & CO                               1,765,050.00
      20,000  NATIONAL CITY CORP                            1,450,000.00
      19,900  SUNTRUST BANKS INC                            1,522,350.00

      69,600  U.S. BANCORP                                  2,470,800.00
      17,600  WACHOVIA CORP                                 1,538,900.00
      36,450  WASHINGTON MUTUAL INC                         1,391,934.38

     153,400  WELLS FARGO COMPANY NEW                       6,126,412.50

                   FINANCE COMPANIES

      43,900  AMERICAN EXPRESS CO                           4,488,775.00
      59,440  ASSOCIATES FIRST CAPITAL                      2,518,770.00
      65,700  FED HOME LN MTG CORP                          4,233,543.75

     100,300  FEDERAL NATL MTGE ASSN                        7,422,200.00
      30,300  HOUSEHOLD INTL CORP                           1,200,637.50
      56,000  MORGAN ST DE WTR DISC                         3,976,000.00

      28,800  PNC FINANCIAL                                 1,558,800.00


                   HOLDING COMPANY

     105,550  BANK ONE CORP                                 5,389,646.88
     163,019  BANKAMERICA CORP NEW                          9,801,517.38
     216,400  CITIGROUP INC                                10,711,800.00


                   FIRE AND CASUALTY INSURANCE
      16,100  CHUBB CORP                                    1,044,487.50

      13,300  SAFECO CORP                                     571,068.75

                   INSURANCE

      81,000  ALLSTATE CORP.                                3,128,625.00
      99,450  AMERICAN INTL GROUP                           9,609,356.25
      15,900  AON CORP                                        880,462.50

      21,000  CIGNA CORP                                    1,623,562.50
      22,400  HARTFORD FINANCIAL SVCS                       1,229,200.00
      24,150  MARSH & MCLENNAN CO.                          1,411,265.63

      15,800  ST PAUL COS INC                                 549,050.00

                   LIFE INSURANCE

      24,000  AMERICAN GENERAL CORP                         1,872,000.00
       9,700  LINCOLN NATL CORP IND                           793,581.25

                   BROKERAGE

      31,500  MERRILL LYNCH & CO                            2,102,625.00

                   MISCELLANEOUS

      16,100  DUN & BRADSTREET CORP NEW                       508,156.25


                                   TOTAL FINANCIAL       $115,562,595.03

   METALS AND MINING                                0.21%


                   ALUMINUM
      15,300  ALUMINUM CO AMER                              1,140,806.25


                   OTHER METALS
      18,300  FREEPORT-MCMORAN COPPER-B                       191,006.25


                           TOTAL METALS AND MINING         $1,331,812.50


   OIL-ENERGY                                       6.78%

                   OIL & GAS PRODUCERS

      92,000  AMOCO CORP                                    5,428,000.00
      32,000  OCCIDENTAL PETROLEUM                            540,000.00
      27,300  USX-MARTHON GROUP COM NEW                       822,412.50


                   NATURAL RESOURCES
      30,200  WILLIAMS COS INC-DEL                            941,862.50


                   OIL - DOMESTIC
      24,900  PHILLIPS PETE CO                              1,061,362.50

      23,300  UNOCAL CORP                                     680,068.75

                   OIL - INTERNATIONAL

      30,300  ATLANTIC RICHFIELD CO                         1,977,075.00
      62,100  CHEVRON CORP                                  5,150,418.75
     233,100  EXXON CORP.                                  17,045,437.50

      74,100  MOBIL CORP                                    6,455,962.50

      51,800  TEXACO INC                                    2,738,925.00

                   MISCELLANEOUS

      21,800  FIRSTENERGY CORP                                709,862.50


                                  TOTAL OIL-ENERGY        $43,551,387.50

   RETAIL                                           4.00%


                   DEPARTMENT STORES
      41,400  DAYTON HUDSON CORP                            2,245,950.00

      46,100  K MART                                          705,906.25
      21,900  MAY DEPT STORES CO                            1,322,212.50
      23,600  PENNEY JC INC                                 1,106,250.00

      37,100  SEARS ROEBUCK & CO                            1,576,750.00

                   GROCERY

      23,200  ALBERTSON'S INC                               1,477,550.00

                   OTHER RETAIL

     212,300  WAL MART STORES INC                          17,289,181.25

                                      TOTAL RETAIL        $25,723,800.00


   UTILITIES                                       11.45%

                   ELECTRIC

      17,900  AMERICAN ELEC PWR INC                           842,418.75
      14,000  BALTIMORE GAS & ELEC                            432,250.00

      14,200  CAROLINA PWR & LT CO                            668,287.50
      20,100  CENTRAL & SOUTH WEST CORP                       551,493.75
      14,900  CINERGY CORP                                    512,187.50

      22,200  CONSOLIDATED EDISON INC                       1,173,825.00
      18,300  DOMINION RES INC-VA                             855,525.00
      13,700  DTE ENERGY CO                                   587,387.50

      34,000  DUKE POWER CO                                 2,178,125.00
      36,100  EDISON INTERNATIONAL                          1,006,287.50
      23,100  ENTERGY CORP NEW                                718,987.50

      17,200  FPL GROUP INC                                 1,059,950.00
      12,000  GPU INC                                         530,250.00
      26,700  HOUSTON INDS INC                                857,737.50

      13,700  NIAGARA MOHAWK PWR                              220,912.50
      14,000  NORTHERN STS PWR CO                             388,500.00
      14,300  P P & L RESOURCES INC                           398,612.50

      28,000  PACIFICORP                                      589,750.00
      21,000  PECO ENERGY CO                                  874,125.00
      41,400  PG&E CORP                                     1,304,100.00

      21,900  PUBLIC SVC ENTERPRISE GRP                       876,000.00
      65,200  SOUTHERN CO                                   1,894,875.00
      20,500  UNICOM CORPORATION                              790,531.25


                   GAS
       9,000  CONSOLIDATED NATL GAS                           486,000.00

      23,300  TEXAS UTILITIES CO                            1,087,818.75

                   TELEPHONE

     153,500  A T & T                                      11,550,875.00
      17,400  ALLTEL CORP                                   1,040,737.50
     103,500  AMERITECH CORP NEW                            6,559,312.50

     146,800  BELL ATLANTIC CORP                            7,780,400.00

     187,400  BELLSOUTH CORP                                9,346,575.00
      29,400  ENRON CORP                                    1,677,637.50

      15,500  FRONTIER CORP                                   527,000.00
      90,500  GTE CORP                                      5,882,500.00
      40,600  SPRINT CORP                                   3,415,475.00

      45,700  US WEST INC (NEW)                             2,953,362.50

                   WASTE DESPOSAL

      18,300  BROWNING FERRIS IND                             520,406.25
      31,175  WASTE MANAGEMENT INC NEW                      1,453,534.38


                                   TOTAL UTILITIES        $73,593,753.13

   MISCELLANEOUS                                    6.01%


                   BROADCAST/COMMUNICATIONS
      67,200  CBS CORP                                      2,200,800.00

     191,400  DISNEY WALT CO                                5,742,000.00

                   BUSINESS SERVICES

      76,600  CENDANT CORP                                  1,460,187.50

                   FOOD SERVICE

      65,100  MCDONALDS CORP                                4,988,287.50

                   MED SERV & SUPPLIES

      15,500  HUMANA INC                                      276,093.75

                   TRANSPORTATION

      17,200  AMR CORP                                      1,021,250.00
      44,400  BURLINGTON NRTHN SANTA FE                     1,498,500.00
      20,600  CSX CORP                                        854,900.00

      35,600  NORFOLK SOUTHERN CORP                         1,128,075.00
      23,400  UNION PACIFIC CORP                            1,054,462.50

                   MISCELLANEOUS

     127,100  JOHNSON & JOHNSON                            10,660,512.50
       3,220  RH DONNELLEY CORP                                46,891.25


                   TELECOMMUNICATIONS
     143,200  SBC COMMUNICATIONS INC                        7,679,100.00


                               TOTAL MISCELLANEOUS        $38,611,060.00


                                        TOTAL COMMON STOCK      $635,688,417.54

OTHER

                                                    1.06%

                   CASH EQUIVALENTS

   6,805,578  AIM SHORT TERM INV SER 2                      6,805,578.18


                                            TOTAL          $6,805,578.18


                                               TOTAL OTHER        $6,805,578.18








            TOTAL INVESTMENTS -                100.00%          $642,493,995.72
            (cost $573,490,527)


            See accompanying notes